April 23, 2021
VIA EDGAR
Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: David Burton, Al Pavot, Ada D.
Sarmento, and Mary Beth Breslin
Re:      Responses to the Securities and Exchange Commission
Staff Comments dated April 16, 2021, regarding
Ascend Wellness Holdings, LLC
Amendment No. 1 to
Registration Statement on Form S-1
Filed April 15, 2021
File No. 333-254800
Dear Sirs and Madams:
This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the April 16, 2021 letter regarding the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-254800) (the “Registration Statement”) of Ascend Wellness Holdings, LLC filed on April 15, 2021 with the SEC. For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, Ascend Wellness Holdings, Inc. (the “Company”, “we,” “our,” or “us”) is filing via EDGAR Amendment No. 2 to the Form S-1 Registration Statement (the “Amended Form S-1”), responding to the Staff’s comments and including certain other revisions and updates.
Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Form S-1. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amended Form S-1.
Our responses are as follows:
Amendment No. 1 to Registration Statement on Form S-1
Corporate Conversion, page 5

April 23, 2021

Staff Comment No. 1.
Given the new disclosure about the Reverse Split, please provide pro forma EPS data giving effect to the Reverse Split as well as the other contemporaneous conversion transactions that will take place prior to effectiveness. See Article 11 of Regulation S-X. This pro forma EPS data should be presented in each section of the filing where historical EPS is presented.
Company’s Response:
In response to the Staff’s comment, we have revised the disclosure (i) on pages 11, 59 and F-4 and (ii) in Exhibit 99.7, to provide pro forma EPS data giving effect to the Reverse Split and the other contemporaneous conversion transactions that have taken place.
Net Losses, page 36
Staff Comment No. 2.
Please expand this risk factor to address the $27 million 2021 charge disclosed on page 68.
Company’s Response:
In response to the Staff’s comment, we have revised the relevant risk factor on page 36.
Other Matters, page 67
Staff Comment No. 3.
Please expand this disclosure to quantify the loss expense you expect to recognize in connection with the April 14, 2021 issuance of 10 million AWH common units to settle litigation (page II-3). If material, this loss should also be addressed in the corresponding risk factors on pages 36 and 41 concerning operating losses and litigation. It is not clear whether this litigation was disclosed in your prior filing. Assuming an IPO price of $10/share, it appears that the shares issued in this transaction could be worth $100 million. Consequently, please provide a thorough disclosure in the filing that clearly describes the litigation and how the transaction will be accounted for in your 2021 financial statements. Disclose also whether you expect the loss to be deductible for tax purposes. Further, please discuss this transaction in the Subsequent Event footnote to the financial statements.

April 23, 2021

Company’s Response:
In response to the Staff’s comment, we have revised the risk factors on pages 36 and 42. Additionally, we have expanded our disclosure with respect to the litigation and corresponding settlement on pages 70 - 72 and F-39.
The Company continues to complete its analysis of the accounting treatment for purposes of our 2021 financial statements. We anticipate that the settlement transaction will have two components, with certain value attributed to the future acquisition of the real estate and the remainder attributed to a charge relating to the settlement of the former litigation matter. The Company expects to complete this analysis in connection with the preparation of its second quarter periodic report. We expect that the loss will not be deductible for tax purposes due to the provisions of Internal Revenue Code Section 280E.

We note that the maximum price of $10 per share on the cover page gives effect to the Reverse Split, which occurred on April 22, 2021 prior to the filing of the Amended Form S-1, whereas the shares issued in connection with the settlement of the litigation were issued on April 14, 2021, prior to the Reverse Split. As such, after giving effect to the Reverse Split, 5,024,038 common units were issued in connection with the settlement of the litigation.

We further note that this litigation was previously disclosed (i) in the “Legal Proceedings” section of the Registration Statements previously submitted and filed and (ii) in Note 15 - Commitments and Contingencies, in the notes to our financial statements for the year ended December 31, 2020.

* * * * *

April 23, 2021

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at (617) 378-2556, or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376.

Sincerely, Ascend Wellness Holdings, LLC

/s/ Daniel Neville

Daniel Neville Chief Financial Officer
cc:     James Guttman, Dorsey & Whitney LLP